Mail Stop 4561

March 24, 2009

Stanley L. Schloz
Chief Executive Officer
Tempco, Inc.
7625 East Via Del Reposa
Scottsdale, AZ 85258

> **Re:** **Tempco, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **File No. 001-10320**

Dear Mr. Schloz:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (602) 241-1260
John L. Stoss
Firetag, Stoss & Dowdell, P.C.